Exhibit 99.9

Torex Gold Reports First Copper Concentrate Production from Media Luna

Processing plant tie-ins and restart complete; commercial production expected in coming weeks

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario - (Newsfile Corp. - March 24, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) announces completion of the four-week tie-in period for the Media Luna Project (“Media Luna”) and first production of precious metal-rich copper concentrate.

Jody Kuzenko, President and CEO of Torex, stated:

“Following almost three years to the day of the release of our feasibility study for the Media Luna Project, we have completed the tie-in period at our processing plant and achieved first production of copper concentrate. This milestone represents substantial completion of the project and the beginning of the next chapter in the evolution and growth of Torex as we become a gold and copper producer.

“Execution of this tie-in period was a massively complex undertaking; however, in true Torex style, it was executed with precision and excellence. In total, 83 tie-ins were completed and 136 separate systems commissioned. We expect to begin trucking copper concentrate in the coming days and have contracts in place to deal with all facets of sales and logistics. Commercial production remains on track to be achieved over the coming weeks.

“Mining has continued throughout with production rates at Media Luna ramping up and ore is now being transported via the Guajes Tunnel conveyor. Monthly development rates remain above the budgeted 1,200 metres and we have now drilled off 88 stopes, including 46 of the 60 stopes planned to be mined in 2025, 35 from 2026, and 7 from 2027. Throughput levels are expected to increase further once the paste plant is commissioned in the second quarter. Based on current development rates, we remain confident in our ability to deliver steady-state mining rates of 7,500 tonnes per day by mid-2026, six months ahead of the schedule set out in the Feasibility Study.

“I would like to thank all the Torex employees and contractors that made the development of Media Luna a success, as well as our shareholders who have supported us throughout the build. As we pivot to strong free cash flow generation mid-year, we are confident that we will significantly enhance shareholder value by reinvesting in drilling to further grow reserves and resources, developing our next mine at EPO, returning capital through dividends and share buybacks, and strengthening the balance sheet to support accretive growth opportunities.”

ABOUT TOREX GOLD RESOURCES INC.

Torex is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City. The Company’s principal asset is the Morelos Complex, which includes the El Limón Guajes (“ELG”) Mine Complex, the Media Luna Mine, the EPO Project, a processing plant, and related infrastructure. Production from the Morelos Complex commenced in 2016 and an updated Technical Report for the Morelos Complex was released in March 2022. Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

QUALIFIED PERSON

The technical and scientific information in this press release has been reviewed and approved by Dave Stefanuto, P. Eng, Executive Vice President, Technical Services and Capital Projects of the Company, and a qualified person under National Instrument 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding: commercial production remains on track to be achieved in coming weeks; Torex will become a gold and copper producer; the Company expects to begin trucking copper concentrate in the coming days; throughput levels are expected to increase further once the paste plant is commissioned in the second quarter; based on current development rates, the Company remains confident in its ability to deliver steady-state mining rates of 7,500 tonnes per day by mid-2026, six months ahead of the schedule set out in the Feasibility Study; as the Company pivots to strong free cash flow generation mid-year, the Company is confident that it will significantly enhance shareholder value by reinvesting in drilling to further grow reserves and resources, developing the next mine at EPO, returning capital through dividends and share buybacks, and strengthening the balance sheet to support accretive growth opportunities; Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “planned”, “guided”, “strategy”, “target”, “goal”, “objective”, “aim” or variations of such words and phrases or statements that certain actions, events or results “will”, or “is expected to” occur or the Company “remains confident” will occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information is based on the reasonable assumptions, estimates, analyses, and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are available filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

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